IMPERIALI, INC.
222 Lakeview Avenue, Suite 160
West Palm Beach, Florida 33401

October 9, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

Attn:	Mr. Eric McPhee

Re:	Imperiali, Inc.
Form 10-K for the fiscal year ended August 31, 2008
Filed December 16, 2008
SEC File No. 000-52406

Dear Mr. McPhee:

This letter is a response on behalf of Imperiali, Inc. (the “Company”) to the Staff’s comment letter dated August 21, 2009 and the Staff’s follow-up letter dated October 1, 2009 with regard to the above filing.  The Company has duplicated each of the Staff’s comments below and have numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-Q for the quarterly period ended February 28, 2009

Note 7 – Entry into a Material Definitive Agreement, Page 8

1.
Comment:  We have reviewed your response to our prior comment 1.  Based on your Statement of Changes in Stockholders’ Equity, it appears the average price of the sales of your shares during the fiscal year ended February 28, 2009 was approximately $.34/share.  Please provide us with the details of the transaction in which you sold shares during February 2008 for $3/share, and tell us whether or not this transaction was disclosed within your financial statements.  Additionally, please clarify what specific accounting guidance you relied upon in determining the valuation of the stock.

Response:  The share value of $3.00 per share was determined based on the last price at which the Company sold its common stock, and was used as the market value of the stock for the transaction referenced in the above mentioned Note 7 in our quarterly filing as of February 28, 2009.  On May 9, 2008, Mr. Daniel Imperato authorized the issuance of Imperiali, Inc. common shares to the following individuals at $3.00 per share:

•	Jack T. Krauser	33,333 shares
$100,000 was received by Imperiali Inc. on December 20, 2007
•	Tom Gioseffi	8,500 shares
$25,500 was received by Imperiali Inc. on December 24, 2007

Share Certificates (# 3136 & 3137) were issued on May 12th, 2008. Copies of these certificates can be supplied upon request.  The delay in issuing the certificates were due to the issues at that time involving Kaiser Himmel and Imperiali, Inc.
The transaction was disclosed in the August 2008 Statement of Change in Shareholders Equity as a portion of the ‘Capital contributed by shareholder’ amount of $336,000.

Item 4 – Controls and Procedures, page 16

2.
Comment:   We have reviewed your response to our prior comment 2.  Please amend your Form 10-Q for the quarter end February 28, 2009 as you indicated you would in your response to us.  Additionally, you have made the same error in your Form 10-Q for the quarter ended May 31, 2009 as well, to disclose the conclusions of the registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report.

Response:  The response to this comment in our letter dated July 28, 2009 was inadvertently missed.  The Company will amend the quarterly filings dated February 28, 2009 and May 31, 2009, to change the date referenced relating to disclosure controls and procedures.  These amendments will be completed and filed in the near future to revise the disclosures.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 561-644-1836 if you have any questions about the foregoing or need any additional information.

Sincerely,

/s/ Daniel J. Imperato

Daniel J. Imperato,
Interim Non-Executive
Chairman Emeritus